Exhibit 99.1

ASX/NASDAQ ANNOUNCEMENT

Benitec announces organisational restructure

Sydney, Australia, 15 June 2018: Benitec Biopharma Limited (ASX: BLT; NASDAQ: BNTC; NASDAQ: BNTCW) (Benitec or the Company) As Benitec progresses its major assets toward clinical validation the Company announces that it has made strategic changes to its Board and management as part of an organisational restructure. This restructure reflects the strengthening commitment and confidence of Benitec’s major shareholder, Nant Capital LLC (Nant).

The details of the Board and management changes are outlined further below.

Appointments

Dr Jerel Banks

The Company has reached an in-principle agreement with Dr Jerel Banks for his transition, from Non-Executive Chairman, to Executive Chairman of the Company effective immediately.

Dr Banks first joined the Board of Benitec as a Non-Executive Director in October 2016 and became Chairman in October 2017. Dr Banks initially became involved with Benitec as part of the strategic engagement between Benitec and Nant. Nant currently holds 34% of Benitec’s issued share capital.

On his new role, Dr Banks said, “I am excited to have the opportunity to increase my level of operational engagement with the scientific and clinical teams at Benitec during this critical period as the company works to execute the first-in-human clinical trial of BB-301 in Oculopharyngeal Muscular Dystrophy and to secure confirmatory clinical efficacy data for BB-401 in advanced Squamous Cell Carcinoma of the Head & Neck.  Positive results from these clinical studies over the next 12-to-18 months could be transformative for patients suffering from these disorders and provide validation for the core technology and strategic focus of Benitec as an emerging leader in the fields of gene therapy and gene silencing.  I plan to work diligently with the scientific and clinical teams over the coming months to position these core development activities, and the company, for success.”

Ms Megan Boston

To assist in the administration and management of Benitec’s Australian operations, the Company has reached an in-principle agreement with Ms Megan Boston for her transition from a Non-Executive Director to an Executive Director and Head of Operations Australia.

Benitec Biopharma Limited | Suite 1201, 99 Mount Street | North Sydney NSW 2060 Australia | t: +61 (2) 9555 6986 |

e: info@benitec.com | www.benitec.com

Resignations

Dr David Suhy

Benitec announces the resignation of Dr David Suhy from the role of Chief Scientific Officer, effective 22 June 2018. It is proposed that Dr Suhy will continue as a consultant to Benitec on terms to be agreed.

On Mr Suhy’s resignation, Dr Banks said, “While we are saddened to lose a strong member of our executive team, David remains invested in Benitec through his new consultancy. We have a terrific team in our San Francisco laboratory who continue to progress our nonclinical programs. David is leaving to pursue an emerging technology research opportunity which is his passion, and we wish him all the best.”

Dr Suhy said, “I am proud of the accomplishments over the last few years, including being the first to put non-withdrawable RNAi in humans using viral vectors and developing cutting edge therapeutic candidates using a combination of gene therapy and RNAi interference. Yet more than anything else, I am most proud of being able to build the fabulous team that will continue to develop these drugs.”

Mr Greg West

Benitec also announces that Mr Greg West has resigned as CEO of Benitec with immediate effect. Mr West has been with Benitec for 7 years in the capacities of CEO, Company Secretary and CFO. Mr West has made a significant contribution during his time at the Company, most notably, securing Nant as a major investor.

On Mr West’s resignation, Dr Banks said, “We are grateful for the leadership and financial guidance provided by Mr West and we wish him all the best for his future.”

Benitec believes that these changes will heighten the Company’s focus on moving its major assets toward the clinic.

For further information regarding Benitec and its activities, please contact the persons below, or visit the Benitec website at www.benitec.com.

Jerel Banks Executive Chairman Benitec Biopharma Limited Tel: +1 617 407 9043 Email: jerel.banks@nantworks.com	Megan Boston Executive Director Benitec Biopharma Limited Tel: +61 400 195 388 Email: info@benitec.com

About Benitec Biopharma Limited:

Benitec Biopharma Limited (ASX: BLT; NASDAQ: BNTC; NASDAQ: BNTCW) is a biotechnology company developing innovative therapeutics based on its patented gene-silencing technology called ddRNAi or 'expressed RNAi'. Based in Sydney, Australia with laboratories in Hayward, California (USA), and collaborators and licensees around the world, the company is developing ddRNAi-based therapeutics for chronic and life-threatening human conditions including OPMD, head & neck squamous cell carcinoma, retinal based diseases such as wet age-related macular degeneration, and hepatitis B.

Safe Harbor Statement:

This press release contains "forward-looking statements" within the meaning of section 27A of the US Securities Act of 1933 and section 21E of the US Securities Exchange Act of 1934. Any forward-looking statements that may be in this ASX/Nasdaq announcement are subject to risks and uncertainties relating to the difficulties in Benitec’s plans to develop and commercialise its product candidates, the timing of the initiation and completion of preclinical and clinical trials, the timing of patient enrolment and dosing in clinical trials, the timing of expected regulatory filings, the clinical utility and potential attributes and benefits of ddRNAi and Benitec’s product candidates, potential future out-licenses and collaborations, the intellectual property position and the ability to procure additional sources of financing. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Benitec Biopharma Limited | Suite 1201, 99 Mount Street | North Sydney NSW 2060 Australia | t: +61 (2) 9555 6986 |

e: info@benitec.com | www.benitec.com